EXHIBIT 99.2

Flora Growth Corp.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Flora Growth Corp.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(in thousands of United States dollars)
As at:	September 30, 2022	December 31, 2021
ASSETS
Current
Cash	$5,900	$37,614
Restricted cash	1	2
Trade and amounts receivable (Note 3)	4,392	5,324
Loans receivable and advances	255	273
Prepaid expenses	1,990	1,700
Biological assets (Note 4)	91	37
Inventory (Note 5)	10,280	2,993
Total current assets	22,909	47,943
Non-current
Property, plant and equipment (Note 6)	4,349	3,750
Right of use assets (Note 6 and 11)	3,258	1,229
Intangible assets (Note 9)	12,652	9,736
Goodwill (Note 9)	28,856	20,054
Investments (Note 7)	839	2,670
Other Assets	271	97
Total assets	$73,134	$85,479
LIABILITIES
Current
Trade payables and accrued liabilities	$7,559	$5,628
Current portion of long term debt	5	18
Current portion of lease liability (Note 11)	1,102	412
Other accrued liabilities	18	61
Total current liabilities	8,684	6,119
Non-current
Non-current debt	79	-
Non-current lease liability (Note 11)	2,137	908
Deferred tax (Note 16)	1,531	1,511
Other long term liabilities (Note 8)	6,537	-
Total liabilities	18,968	8,538
SHAREHOLDERS' EQUITY
Share capital (Note 12)	120,160	102,428
Options (Note 13)	6,242	3,712
Warrants (Note 14)	9,276	10,670
Accumulated other comprehensive loss	(2,723)	(1,108)
Deficit	(78,457)	(38,536)
Non-controlling interest	(332)	(225)
Total shareholders' equity	54,166	76,941
Total liabilities and shareholders' equity	$73,134	$85,479

Nature of operations (Note 1); Provisions, commitments and contingencies (Note 15); Subsequent events (Note 22)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Page 2

Flora Growth Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except per share amounts which are in thousands of shares)
	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Revenue (Note 21)	$10,765	$2,093	$25,682	$4,211
Cost of sales	5,936	1,474	14,351	2,580
Gross profit before fair value adjustments	4,829	619	11,331	1,631
Unrealized gain on changes in fair value of biological assets (Note 4)	152	-	198	-
Realized fair value amounts included in inventory sold (Note 4)	(10)	-	(12)	-
Gross Profit	4,971	619	11,517	1,631
Operating Expenses
Consulting and management fees	3,237	1,905	8,480	4,167
Professional fees	802	904	2,898	1,670
General and administrative	1,186	610	3,615	2,091
Promotion and communication	2,195	34	6,914	1,214
Travel expenses	288	140	889	283
Share based compensation (Note 13)	139	393	2,994	488
Research and development	170	(20)	592	65
Depreciation and amortization (Notes 6 and 9)	985	67	2,697	186
Bad debt expense (Note 3)	631	-	1,036	100
Goodwill impairment (Notes 9 and 10)	-	-	16,000	-
Other expenses (income), net	346	198	1,524	131
Total operating expenses	9,979	4,231	47,639	10,395
Operating Loss	(5,008)	(3,612)	(36,122)	(8,764)
Interest expense	75	57	144	121
Foreign exchange loss (gain)	128	(38)	328	(116)
Unrealized loss from changes in fair value (Note 7 and Note 8)	2,177	-	3,510	-
Net loss before income taxes	(7,388)	(3,631)	(40,104)	(8,769)
Income tax benefit (Note 16)	-	-	-	-
Net loss for the period	$(7,388)	$(3,631)	$(40,104)	$(8,769)
Other comprehensive loss
Exchange differences on foreign operations	1,048	463	1,615	663
Total comprehensive loss for the period	$(8,436)	$(4,094)	$(41,719)	$(9,432)
Net loss attributable to:
Flora Growth Corp.	$(7,358)	$(3,608)	$(39,969)	$(8,705)
Non-controlling interests	(30)	(23)	(135)	(64)
Comprehensive loss attributable to:
Flora Growth Corp.	$(8,406)	$(4,071)	$(41,584)	$(9,368)
Non-controlling interests	(30)	(23)	(135)	(64)
Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.10)	$(0.08)	$(0.54)	$(0.21)
Weighted average number of common shares outstanding - basic and diluted (Note 17)	76,611	44,199	74,335	41,152

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Page 3

Flora Growth Corp.
Interim Condensed Consolidated Statement of Shareholders' Equity (Deficiency)
(Unaudited - Prepared by Management)
(in thousands of United States dollars, except for share amounts which are in thousands of shares)
	Common Shares		Options	Warrants	Accumulated other comprehensive (loss) income	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$
Balance, December 31, 2020	38,355	27,254	2,396	3,961	39	(17,287)	(113)	16,250
Initial public offering	3,333	16,667	-	-	-	-	-	16,667
Initial public offering issuance costs	-	(3,145)	-	1,320	-	-	-	(1,825)
Regulation A and Other Offerings (Note 16)	55	267	-	-	-	-	-	267
Common shares issued for investments	225	1,125	-	-	-	-	-	1,125
Share issuance costs	-	(2,264)	-	-	-	-	-	(2,264)
Warrants exercised	3,769	11,114	-	(757)	-	-	-	10,357
Warrants cancelled	-	9	-	(9)	-	-	-	-
Options issued	-	-	488	-	-	-	-	488
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	(663)	-	-	(663)
Current year net loss attributable to Flora	-	-	-	-	-	(8,705)	(64)	(8,769)
Balance, September 30, 2021	45,737	51,027	2,884	4,515	(624)	(25,992)	(177)	31,633
Balance, December 31, 2021	65,517	102,428	3,712	10,670	(1,108)	(38,536)	(225)	76,941
Share repurchase (Note 12)	(368)	(255)	-	-	-	-	-	(255)
Common shares issued for business combinations (Notes 8 and 12)	9,500	14,697	-	-	-	-	-	14,697
Common shares issued for other agreements (Note 12)	811	1,470	84	-	-	-	-	1,554
Acquisition of noncontrolling interest (Note 8)	131	220	63	-	-	(365)	28	(54)
Options issued (Note 13)	-	-	3,567	-	-	-	-	3,567
Options exercised (Note 13)	545	102	(20)	-	-	-	-	82
Options expired/cancelled (Note 13)	-	-	(1,164)	-	-	413	-	(751)
Restricted stock granted (Note 13)	770	95	-	-	-	-	-	95
Warrants exercised (Note 14)	473	138	-	(41)	-	-	-	97
Warrants expired/cancelled (Note 14)	-	1,353	-	(1,353)	-	-	-	-
Share issuance costs	-	(88)	-	-	-	-	-	(88)
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	(1,615)	-	-	(1,615)
Current year net loss attributable to Flora	-	-	-	-	-	(39,969)	(135)	(40,104)
Balance, September 30, 2022	77,379	120,160	6,242	9,276	(2,723)	(78,457)	(332)	54,166

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Page 4

Flora Growth Corp.
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(in thousands of United States dollars)
	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Cash flows from operating activities:
Net loss	$(40,104)	$(8,769)
Adjustments to net loss:
Depreciation and amortization	2,697	186
Stock-based compensation	3,184	488
Impairments	16,000	-
Changes in fair value of investments, biological assets and liabilities	3,312	-
Bad debt expense	1,036	100
Interest expense	123	18
Income tax benefit	-	-
Income tax (paid) received	-	-
	(13,752)	(7,977)
Net change in non-cash working capital:
Trade and other receivables	909	(9,692)
Inventory	(884)	(1,025)
Prepaid expenses and other assets	353	(1,596)
Trade payables and accrued liabilities	(458)	1,005
Net cash used in operating activities	(13,832)	(19,285)

Cash flows from financing activities:
Common shares issued	-	18,067
Equity issue costs	(88)	(2,431)
Exercise of warrants and options	179	10,357
Repayments of lease liability	(707)	(97)
Common shares repurchased	(255)	-
Interest paid	(126)	-
Loan borrowing (repayments)	66	(247)
Net cash (used) provided by financing activities	(931)	25,649

Cash flows from investing activities:
Loans provided	-	(268)
Loan repayments received	-	224
Purchases of property, plant and equipment and other assets	(948)	(1,472)
Purchase of investments	-	(3,653)
Business and asset acquisitions, net of cash acquired	(15,388)	(1,284)
Net cash used in investing activities	(16,336)	(6,453)

Effect of exchange rate on changes on cash	(615)	(613)

Change in cash during the period	(31,714)	(702)
Cash and cash equivalents at beginning of period	37,614	15,523
Cash and cash equivalents at end of period	$5,900	$14,821
Supplemental disclosure of non-cash activities
Right of use assets and lease liabilities acquired (Note 11)	$2,042	$-
Common shares issued for business combinations (Notes 8)	14,917	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Page 5

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

1. NATURE OF OPERATIONS

Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada on March 13, 2019. The Company is a manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. The Company’s registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario, M5H 2V1, Canada and our principal place of business in the United States is located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, Florida 33312.

These interim condensed consolidated financial statements have been prepared on a going concern basis, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

2. BASIS OF PRESENTATION

Statement of compliance

These interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements do not include all notes of the type normally included within the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021 included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), which have been prepared in accordance with IFRS issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 22, 2022.

Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. As at September 30, 2022, the Company had the following subsidiaries:

Subsidiaries	Country of incorporation	Ownership	Functional currency
Cosechemos YA S.A.S.	Colombia	90%	Colombia Peso (COP)
Flora Growth Corp. Sucursal Colombia	Colombia	100%	Colombia Peso (COP)
Hemp Textiles & Co. LLC	United States	100%	United States Dollar (USD)
Hemp Textiles & Co. S.A.S.	Colombia	100%	Colombia Peso (COP)
Flora Beauty LLC	United States	100%	United States Dollar (USD)
Flora Beauty LLC Sucursal Colombia	Colombia	100%	Colombia Peso (COP)
Kasa Wholefoods Company S.A.S.	Colombia	90%	Colombia Peso (COP)
Kasa Wholefoods Company LLC	United States	100%	United States Dollar (USD)
Grupo Farmaceutico Cronomed S.A.S.	Colombia	100%	Colombia Peso (COP)
Labcofarm Laboratorios S.A.S.	Colombia	100%	Colombia Peso (COP)
Breeze Laboratory S.A.S.	Colombia	100%	Colombia Peso (COP)
Vessel Brand Inc.	United States	100%	United States Dollar (USD)
Just Brands LLC	United States	100%	United States Dollar (USD)
Just Brands International LTD	United Kingdom	100%	British Pound (GBP)
High Roller Private Label LLC	United States	100%	United States Dollar (USD)
Flora Growth US Holdings Corp.	United States	100%	United States Dollar (USD)
Flora Growth Management Corp.	United States	100%	United States Dollar (USD)
Cardiff Brand Corp.	United States	100%	United States Dollar (USD)
Keel Brand Corp.	United States	100%	United States Dollar (USD)
Flora Growth F&B Corp.	United States	100%	United States Dollar (USD)
Masaya Holding Corp	United States	100%	United States Dollar (USD)

Page 6

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value and biological assets as explained in the accounting policies included in the audited consolidated financial statements of the Company for the year ended December 31, 2021. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The unaudited interim condensed consolidated financial statements are presented in United States dollars (“$”) unless otherwise noted.

Significant Accounting Policies and Critical Judgments and Estimation Uncertainties

The interim condensed consolidated financial statements were prepared using the same accounting policies, judgments, estimates and assumptions as those used in the Company’s consolidated financial statements for the year ended December 31, 2021, except as noted below for the following new significant transactions that occurred in 2022.

Contingent Purchase Consideration

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates with the corresponding gain or loss recognized in profit or loss. Management exercises judgment to determine the classification of contingent consideration as equity or liability based on the terms of the agreement and potential for the consideration to result in a cash outflow by the Company. Fair value estimates are determined using appropriate valuation techniques based on the nature of the terms in the purchase agreement.

3. TRADE AND AMOUNTS RECEIVABLE

The Company’s trade and amounts receivable are recorded at amortized cost. The trade and other receivables balance as at September 30, 2022 and December 31, 2021 consists of trade accounts receivable, amounts recoverable from the Government of Canada for Harmonized Sales Taxes (“HST”) and other receivables.

	September 30, 2022	December 31, 2021
Thousands of United States dollars
Trade accounts receivable	$5,311	$5,565
Allowance for expected credit losses	(2,219)	(1,252)
HST receivable	468	259
Other receivables	832	752
Total	$4,392	$5,324

Changes in the trade accounts receivable allowance in the nine months ended September 30, 2022 primarily relate to establishing allowances for expected credit losses. There were no write-offs of trade receivables during the nine months ended September 30, 2022. The Company has no amounts written-off that are still subject to collection enforcement activity as at September 30, 2022. There was an additional $0.3 million of expected credit losses recorded in other receivables as at September 30, 2022. The Company’s aging of trade accounts receivable is as follows:

September 30, 2022
Thousands of United States dollars
Current	$1,409
1-30 Days	643
31-60 Days	499
61-90 Days	336
91-180 Days	404
180+ Days	2,020
Total trade receivables	$5,311

Page 7

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

4. BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants throughout the growth cycle including propagation, vegetative and flowering stages. Cannabis plants cease being biological assets upon harvest when the fair value at time of harvest is transferred to harvested cannabis inventory. The Company has no biological assets with title restricted or pledged as collateral, and no significant commitments for development or acquisition of biological assets as at September 30, 2022.

The changes in the carrying value of biological assets are as follows:

Thousands of United States Dollars
	THC Cannabis	CBD Cannabis	Total
Opening balance at December 31, 2021	$-	$37	$37
Changes in fair value less cost to sell due to biological transformation	74	124	198
Transferred to harvested cannabis inventory upon harvest	-	(144)	(144)
Ending balance at September 30, 2022	$74	$17	$91

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest to harvested cannabis within inventory.

Significant inputs and assumptions used in determining the fair value of cannabis plants are as follows as at September 30, 2022:

	THC Cannabis	CBD Cannabis
Average selling price per gram (1)	$0.21	$0.07
Weighted average yield (grams per plant) (2)	27.38	27.38
Standard cost per gram to complete production (3)	$0.06	$0.04

_______

(1)

Average selling price per gram represents estimated selling price of dried cannabis end products net of excise taxes, where applicable, for the period for all strains of cannabis, which is expected to approximate future selling prices. Increasing this amount results in an increase in fair value.

(2)

Weighted average yield represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant. Increasing this amount results in an increase in fair value.

(3)

Standard cost per gram to complete production is based on estimated future production costs incurred divided by estimated grams produced in the period. Increasing this amount results in a decrease in fair value.

Changes in the assumptions above of 10% would not have a significant impact on the fair value of biological assets as at September 30, 2022.

As at September 30, 2022:

	THC Cannabis	CBD Cannabis
Weighted average fair value less cost to complete and cost to sell a gram of dried cannabis	$0.15	$0.04
Expected yield from biological assets (total grams)	248,863	357,159
Weighted average stage of growth	29.2%	59.7%

For the nine months ended September 30, 2022, the Company’s biological assets produced the following when harvested:

	THC Cannabis	CBD Cannabis
Kilograms of dried cannabis	-	1,241

Page 8

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

5. INVENTORY

Inventory is comprised of the following as at September 30, 2022 and December 31, 2021:

Thousands of United States dollars	September 30, 2022	December 31, 2021
Raw materials and supplies	$2,672	$899
Harvested cannabis	146	35
Work in progress	447	97
Finished goods	7,015	1,962
Total	$10,280	$2,993

6. PROPERTY, PLANT AND EQUIPMENT

In Thousands of United States dollars	Construction in progress	Machinery and Office equipment	Buildings	Vehicles	Land	Subtotal	Right of use assets	Total
Cost at December 31, 2021	$905	$1,991	$928	$37	$112	$3,973	$1,532	$5,505
Additions	317	261	31	17	295	921	2,042	2,963
Business combinations (Note 8)	-	506	-	30	-	536	772	1,308
Foreign exchange translation	(141)	(220)	(115)	(6)	(45)	(527)	(119)	(646)
Cost as at September 30, 2022	1,081	2,538	844	78	362	4,903	4,227	9,130

Accumulated depreciation
As at December 31, 2021	-	(169)	(44)	(10)	-	(223)	(303)	(526)
Depreciation	-	(340)	(66)	(4)	-	(410)	(716)	(1,126)
Disposals	-	28	-	-	-	28	-	28
Foreign exchange translation	-	37	12	2	-	51	50	101
Accumulated depreciation as at September 30, 2022	-	(444)	(98)	(12)	$-	(554)	(969)	(1,523)

Carrying value
As at December 31, 2021	905	1,822	884	27	112	3,750	1,229	4,979
As at September 30, 2022	$1,081	$2,094	$746	$66	$362	$4,349	$3,258	$7,607

7. LONG-TERM INVESTMENTS

As at September 30, 2022, the Company’s long-term investments consist of common shares and warrants to purchase additional common shares in an early stage European cannabis company. In 2021, the Company purchased common shares from the investee for Euro 2.0 million ($2.4 million), purchased its first tranche of warrants from existing investors in exchange for 225,000 common shares of the Company, and obtained a second tranche of warrants from the investee as an inducement to exercise some of the first tranche of warrants. As at September 30, 2022, the Company owns approximately 9.6% of the investee, or approximately 8.6% on a diluted basis including exercisable warrants of the Company and other investors.

The warrants allow the holder to purchase one common share of the investee for CAD 0.30 ($0.22) for the first tranche, and CAD 1.00 ($0.73) for the second tranche. The warrants were immediately exercisable and expire February 1, 2023.

The Company’s cost of the investments was recorded based on the fair value of the consideration exchanged as at the respective transaction dates. The investee is not a publicly listed entity and has no active quoted prices for its common shares or warrants. Subsequent remeasurements are recorded as FVPL as indicated on the unrealized loss from changes in fair value caption on the statement of loss and comprehensive loss. The Company estimated the fair value of the investments as at September 30, 2022 using Level 3 inputs of the fair value hierarchy with the fair value of the investee common shares at $0.22, the first tranche warrants at $0.05, and the second tranche warrants at less than $0.01.

Page 9

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

The investee common shares were valued considering price to book value and price to tangible book value of the investee (3.6 and 4.8, respectively) as well as comparable guideline publicly traded companies at the time of initial investment. These initial investment multiples were compared to the guideline public company multiples observed as at September 30, 2022 (1.6 price to book value and 2.2 price to tangible value), with these updated valuation multiples applied to the investee’s estimated book value. The Company also considered the status of the investee’s milestones between the purchase date and year-end for indicators of change in value.

The fair value of the warrants was developed using a Black-Scholes model for each tranche with the following assumptions:

	Warrants CAD 0.30 exercise price	Warrants CAD 1.00 exercise price
Share price	$0.22	$0.22
Exercise price	$0.22	$0.73
Volatility	100%	100%
Risk-free interest rate	3.8%	3.8%
Dividend yield	0.0%	0.0%
Expected term in years	0.3	0.3
Fair value	$0.05	$0.00
Quantity owned	1,666,667	333,333
Fair value	$83,000	$1,000

The share price is based on the calculated value of the investee’s common shares as discussed above. The volatility considers actual volatility of comparable guideline public companies.

A schedule of the Company’s long-term investments activity is as follows:

	Investee common shares	Warrants CAD 0.30 exercise price	Warrants CAD 1.00 exercise price
Financial asset hierarchy level	Level 3	Level 3	Level 3	Total
Thousands of United States dollars	$	$	$	$
Balance at December 31, 2021	1,987	625	58	2,670
Loss on changes in fair value	(1,232)	(542)	(57)	(1,831)
Balance at September 30, 2022	755	83	1	839

The loss on changes in fair value appear in the unrealized loss from changes in fair value caption in the statement of loss and comprehensive loss.

As a sensitivity assessment to the fair value calculations, a 10% change in the valuation multiples applied to the investee common shares results in a 10% change in the fair value as at September 30, 2022 of $76,000. Applying a 10% change in share price to the warrants results in an approximately $22,000 change in fair value, and a 10% change in volatility of approximately $8,000.

8. ASSET ACQUISITIONS AND BUSINESS COMBINATIONS

Just Brands LLC and High Roller Private Label LLC (collectively "JustCBD") business combination

On February 24, 2022, Flora Growth U.S. Holdings Corp., a wholly-owned subsidiary of the Company, completed the acquisition of 100% of the outstanding equity interests in each of (i) Just Brands LLC and (ii) High Roller Private Label LLC for total purchase consideration of $34.4 million. JustCBD is a manufacturer and distributor of consumable cannabinoid products, including gummies, tinctures, vape cartridges, and creams. JustCBD is based in Florida in the United States and was formed in 2017. The Company acquired JustCBD to expand its product offerings, accelerate its revenue growth, expand its customer and distribution footprints in the United States and for the acquisition of human capital through JustCBD's management team.

Page 10

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

The purchase consideration was comprised of $16.0 million of cash, less $0.2 million returned to the Company in August 2022 due to final calculated closing working capital falling short of the target working capital, 9.5 million common shares of the Company valued at $14.7 million, inclusive of a 15% fair value discount for the required six-month holding period of the shares, and $4.0 million of contingent purchase consideration. The contingent purchase consideration is based on a clause in the purchase agreement that provides that if at any time during the 24 months following the acquisition date, the five-day volume weighted average price (“VWAP”) per share of the Company's common shares as quoted on the Nasdaq Capital Market fails to equal or exceed $5.00, then the Company shall issue a number of additional common shares to the sellers equal to the difference between (x) a fraction, the numerator of which is $47.5 million and the denominator of which is the highest five day VWAP at any point during the 24 months following the closing and (y) the 9.5 million common shares delivered to the sellers at the closing. In no event shall the Company be required to issue more than 3.65 million common shares unless it shall have obtained the consent of the Company’s shareholders to do so. In the event the Company is required to deliver in excess of 3.65 million shares to the sellers (”Excess Shares”) and the Company shall not have obtained shareholder consent, the Company may deliver cash to the sellers in lieu of such Excess Shares determined by a formula set forth in the purchase agreement. The contingent purchase consideration is classified as a financial liability within other long-term liabilities on the statement of financial position as the Company may be required to settle any amounts due in cash instead of common shares if the Company's common shareholders do not provide requisite shareholder approval to issue additional common shares.

The fair value of the contingent purchase consideration at February 24, 2022 was determined using a Monte Carlo simulation incorporating Brownian motion with 100,000 trials through a binomial lattice model. The significant inputs to the valuation included the two-year time period, the Company's closing share price at February 24, 2022 ($1.82), estimated Company common share volatility (100%), and risk free rate of 1.5% to discount the ending result to present value.

The fair value of the contingent purchase consideration at September 30, 2022 was determined using a Monte Carlo simulation incorporating Brownian motion with 100,000 trials through a binomial lattice model. The significant inputs to the valuation include the remaining time period, the Company's closing share price at September 30, 2022 ($0.71), estimated Company common share volatility (100%), and risk free rate of 4.1% to discount the ending result to present value. The Company determined that the balance of this contingent consideration at September 30, 2022 was $5.6 million, with the $1.6 million increase over the balance at February 24, 2022 recorded in the unrealized loss from changes in fair value caption in the statement of loss and comprehensive loss.

The purchase is accounted for as a business combination with amounts recognized as at the acquisition date for each major class of assets acquired and liabilities assumed are as follows:

(Thousands of United States dollars)
Current assets
Cash	$535
Trade receivables	975
Inventory	5,534
Other current assets	540

Non-current assets
Property, plant, and equipment	536
Right of use assets	772
Other non-current assets	127
Intangible asset	4,533
Goodwill	24,898
Total assets	$38,450

Current liabilities
Trade payables and accrued liabilities	$(2,273)
Current lease liabilities	(644)
Provision for sales tax	(982)
Deferred tax	(24)
Other current liabilities	(99)
Total liabilities	$(4,022)
Total net assets acquired	$34,428

The fair value of the trade receivables reflects a $0.3 million discount to the gross contractual amounts as allowance for potentially uncollectible amounts. Since the acquisition date through September 30, 2022, JustCBD revenue was $17.8 million with net loss and comprehensive loss of $0.6 million.

Page 11

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

The intangible assets of $4.5 million are comprised of the following categories and estimated useful lives: tradenames of $3.1 million for eight to nine years, customer relationships of $1.2 million for five to seven years, and know-how of $0.2 million for three years. The Company expects the goodwill and intangible asset values to be deductible for Unites States income tax purposes.

If JustCBD was acquired at January 1, 2022, the combined revenue and net loss of JustCBD and the Company would have increased approximately $5.2 million and $1.6 million, respectively.

No Cap Hemp Co. business combination

On July 20, 2022, Just Brands LLC., a wholly owned subsidiary of the Company, acquired certain assets, assumed liabilities, employees and processes (together the “purchased assets”) of No Cap Hemp Co. (“No Cap”) for total purchase consideration of $0.9 million. No Cap is a manufacturer and distributor of high quality and affordable CBD products. No Cap is based in Florida in the United States and was formed in 2017. Just Brands LLC acquired No Cap to expand its product offerings and accelerate its revenue growth.

As consideration for the purchased assets of No Cap, Just Brands LLC will pay an amount equal to 10% of the sales of No Cap until such a time that Just Brands LLC will have paid a total of $2.0 million. Also on July 20, 2022, Just Brands LLC advanced $0.2 million to the former owners of No Cap. This $0.2 million will be settled prior to and in the same manner as the consideration for the purchased assets. As these entire amounts are considered contingent consideration, it was valued using discounted cash flow models utilizing two different rates, high and low. The significant inputs to the valuation include the estimated nine-year time period to accumulate the $2.0 million maximum payment and discount rates of 23.5%, high, and 14.3%, low, to estimate the present value of the future cash outflows. The resulting acquisition date fair value of $0.9 million contingent purchase consideration is classified within other long term liabilities on the statement of financial position. At September 30, 2022, the remaining balance outstanding was $0.9 million.

The purchase is accounted for as a business combination with amounts recognized as at the acquisition date for each major class of assets acquired and liabilities assumed are as follows:

(Thousands of United States dollars)
Current assets
Cash	$(150)
Trade receivables	31
Inventory	725
Other current assets	150

Non-current assets
Intangible asset	-
Goodwill	417
Total assets	$1,173

Current liabilities
Trade payables and accrued liabilities	$(272)
Total liabilities	$(272)
Total net assets acquired	$901

The fair value of the trade receivables reflects a $0.2 million discount to the gross contractual amounts as allowance for potentially uncollectible amounts. Since the acquisition date through September 30, 2022, No Cap revenue was $0.4 million with net income and comprehensive income of $0.1 million.

The Company expects the goodwill to be deductible for Unites States income tax purposes.

If No Cap was acquired at January 1, 2022, the combined revenue of No Cap and the Company would have increased approximately $1.9 million, and the combined net loss would have decreased by $1.0 million.

Acquisition of Minority interests

On January 18, 2022, the Company acquired the remaining 10% of the outstanding equity interests in Flora Beauty LLC from its minority shareholder in exchange for 100,000 common shares of the Company and a stock option exercisable for up to 50,000 common shares of the Company at an exercise price of $1.70 per share that expire five years from the date of the grant.

On January 31, 2022, the Company completed its acquisition of Breeze by acquiring the remaining 10% of the equity interests in Breeze from its minority shareholders in exchange for 30,282 common shares of the Company.

Page 12

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

9. INTANGIBLE ASSETS AND GOODWILL

A continuity of intangible assets for the nine months ended September 30, 2022 is as follows:

In Thousands of United States dollars	License	Customer Relationships	Trademarks and Brands	Patents	Non-Compete Agreements	Goodwill	Total
Cost
At December 31, 2021	$610	$1,759	$2,211	$4,300	$1,190	$20,054	$30,124
Acquired through business combinations (Note 8)	-	1,240	3,063	230	-	25,315	29,848
Impairment (Note 10)	-	-	-	-	-	(16,000)	(16,000)
At September 30, 2022	$610	$2,999	$5,274	$4,530	$1,190	$29,369	$43,972

Accumulated Amortization
At December 31, 2021	$129	$26	$35	$48	$66	$-	$304
Additions	113	266	459	435	298	-	1,571
At September 30, 2022	$242	$292	$494	$483	$364	$-	$1,875

Foreign Currency translation	(38)	(6)	(32)	-	-	(513)	(589)
Net book value at September 30, 2022	$330	$2,701	$4,748	$4,047	$826	$28,856	$41,508

The Company’s intangible asset additions in 2022 primarily consist of assets acquired as part of the February 2022 purchase of JustCBD (Note 8). Information regarding the significant JustCBD intangible assets within the indicated categories of the table above is as follows as at September 30, 2022:

•	Tradenames: carrying amount $2.8 million with 89 to 101 months of remaining amortization periods

•	Customer relationships: carrying amount $1.1 million with 53 to 77 months of remaining amortization periods

•	Know-how: carrying amount $0.2 million with 29 months of remaining amortization period

The Company’s goodwill is assigned to the following cash generating units (“CGU’s”) as at September 30, 2022:

In Thousands of United States dollars	Pharmaceuticals and nutraceuticals	Vessel	JustCBD	Total
As at December 31, 2021	$379	$19,675	$-	$20,054
Acquired through business combinations (Note 8)	-	-	24,802	24,802
Impairment	-	(16,000)	-	(16,000)
As at September 30, 2022	$379	$3,675	$24,802	$28,856

10. IMPAIRMENT OF ASSETS

The carrying amounts of the Company’s non-financial assets are reviewed for impairment each reporting period or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The Company determined that there were no events or changes in circumstances that would indicate that the carrying amount of its cash generating units (“CGU”) would exceed their recoverable amount as at September 30, 2022.

At June 30, 2022, the Company’s Vessel CGU had external indicators of impairment primarily due to a 2022 decline in comparable public company share prices which would negatively impact the implied valuation of Vessel. As such, the Company tested the Vessel CGU non-financial assets for impairment as at June 30, 2022. The Vessel CGU was acquired in November 2021 and is part of the Company’s consumer products reportable segment.

Page 13

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

Vessel’s June 30, 2022 carrying value of $28.0 million was comprised primarily of goodwill and identified intangible assets of $28.0 million and other long-lived assets of $1.4 million. The carrying value was reduced by inseparable market participant liabilities associated with the November 2021 acquisition of Vessel which included $1.4 million of deferred tax liability and $1.2 million of lease liability. The estimated recoverable amount of Vessel at June 30, 2022 was $11.9 million, resulting in impairment of $16.0 million as the carrying value of the CGU’s assets exceeded the recoverable amount. The impairment was recorded in goodwill impairment caption on the statement of loss and comprehensive loss.

The recoverable amount was based on fair value less costs of disposal. The fair value was determined based on guideline public companies similar to Vessel considering financial metrics such as historical revenue growth, gross margin and EBITDA profitability and with operations focused on consumer brands and similar sales channels. An enterprise value to latest twelve months revenue multiple of 1.75 was selected based on consideration of the enterprise value to latest twelve months multiples of the guideline companies. The multiple was applied to Vessel’s revenue for the twelve months ended June 30, 2022. Estimated costs of disposal of 3% were subtracted to arrive at the recoverable amount. The impairment test valuation is considered a Level 3 method within the IFRS 13 fair value hierarchy.

After the impairment, Vessel’s carrying value is equal to its recoverable amount. Any change in the significant assumptions could result in additional impairment of its goodwill and long-lived assets as at June 30, 2022. As a sensitivity assessment to the recoverable amount calculations, reducing the selected revenue multiple by 0.5 from 1.75 above down to 1.25 (approximately 29% decrease) would have resulted in additional goodwill impairment of approximately $3.0 million.

11. LEASES

The Company’s leases primarily consist of administrative real estate leases in Colombia and the United States, and the Company’s cultivation property in Santander, Colombia. Information regarding the Company’s leases is as follows:

Thousands of United States dollars	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Lease expense
Amortization expense by class of underlying asset
Office Space	$554	$76
Building	123	5
Land	39	-
Total amortization expense	716	81
Interest on lease liabilities	123	20
Short-term and low value assets lease expense	391	-
Total lease expense	$1,230	$101

Other Information
Additions to right of use assets	$2,042	$-

Cash paid for amounts included in the measurement of lease liabilities
Financing cash flows from leases (interest)	126	19
Financing cash flows from leases (principal)	707	103
Operating cash flows for short term and low value asset leases	391	-
Total cash outflows from leases	$1,224	$122

Carrying amount of right of use asset by class of underlying asset
Office Space	$2,264	$195
Building	904	16
Land	90	-
Total carrying amount of right of use assets	$3,258	$211

Page 14

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Thousands of United States dollars	As at September 30, 2022
2023	$1,327
2024	1,039
2025	433
2026	436
2027	320
Thereafter	210
Total undiscounted cash flows	$3,765
Less: present value discount	(526)
Total lease liabilities	$3,239

Most of the Company’s leases contain renewal options to continue the leases for another term equivalent to the original term, which are generally up to two years. The lease liabilities above include renewal terms that management has executed or is reasonably certain of renewing, which only included leases that would have expired in 2022. The Company’s land lease for 361 hectares of property in Santander, Colombia expires August 31, 2024 and is recorded as a right of use asset in property, plant and equipment. There is an option to extend the lease for an additional five years, unless either the Company or lessor provide notice to terminate the lease at the end of the original term with six months’ notice.

12. CAPITAL STOCK

Authorized and issued

The Company has an unlimited number of common shares, no par value, authorized.

The Company had the following significant common share transactions:

Nine months ended September 30, 2022

FEBRUARY 2022 PAYMENT TO JUSTCBD OWNERS

As discussed in Note 8, the Company issued 9,500,000 common shares of the Company valued at $14.7 million, inclusive of a 15% fair value discount for the required six-month holding period of the shares, to the prior owners of JustCBD as part of the Company’s acquisition of JustCBD in February 2022.

ACQUISITION OF NONCONTROLLING INTERESTS

On January 18, 2022, the Company issued 100,000 common shares of the Company valued at $0.2 million to acquire the remaining 10% of the outstanding equity interests in Flora Beauty LLC from its minority shareholders. In addition to the common shares, the Company granted a stock option, exercisable for up to 50,000 common shares of the Company at an exercise price of $1.70 per share that expire five years from the date of the grant.

On January 31, 2022, the Company issued 30,282 common shares of the Company valued at $0.1 million to complete its acquisition of Breeze by acquiring the remaining 10% of the equity interests in Breeze from its minority shareholders.

OTHER ISSUANCES

In January 2022, the Company amended an agreement with a consultant pursuant to which the Company issued 111,112 common shares of the Company valued at $0.2 million and a stock option, exercisable for up to 83,333 common shares of the Company at an exercise price of $2.25 per share that expire five years from the date of the grant.

On April 5, 2022, the Company issued 700,000 common shares of the Company valued at $1.3 million as part of a settlement agreement with Boustead Securities, LLC (“Boustead”) to resolve certain disputes arising under a prior underwriting agreement and engagement letter. In addition to the common shares, the Company paid Boustead $0.4 million.

Page 15

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

SHARE REPURCHASE

The Company repurchased 368,244 common shares for $0.3 million during the nine months ended September 30, 2022.

Any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. From time to time when management does not possess material nonpublic information about the Company or its securities, the Company may enter a pre-defined plan with a broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to internal trading blackout periods, insider trading rules or otherwise. Any such plans entered with our broker will be adopted in accordance with applicable securities laws such as the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

13. SHARE BASED COMPENSATION

The Company adopted the Flora Growth Corp. 2022 Incentive Compensation Plan (the “2022 Plan”) to attract, retain and motivate independent directors, executives, key employees and consultants. The 2022 Plan was approved by the Company’s shareholders on July 5, 2022, and reserves an aggregate of 6,000,000 of the Company’s common shares for issuance in connection with Awards (as defined in the 2022 Plan) granted under the 2022 Plan. Previously, the Company’s shareholders had adopted a “rolling” stock option plan (the “Prior Plan”) which authorized the Company to grant stock options constituting up to 10% of the Company’s issued and outstanding common shares at the time of each option grant. Since the adoption of the 2022 Plan, no further grants have been made or will be made under the Prior Plan; however, any currently outstanding stock options granted prior to July 5, 2022 will remain in effect until they have been exercised or terminated or have expired in accordance with the terms of the Prior Plan. Under the 2022 Plan, the Compensation Committee of our Board of Directors (the “Committee”) may grant a variety of awards including stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other stock-based awards.

OPTIONS

Stock options granted under the Prior Plan are non-transferable and non-assignable and may be granted for a term not exceeding five years. Under the 2022 Plan, stock options may be granted with a term of up to ten years and in the case of all stock options, the exercise price may not be less than 100% of the fair market value of a Common Share on the date the award is granted. Stock option vesting terms are subject to the discretion of the Committee.

Information relating to share options outstanding and exercisable as at September 30, 2022 and December 31, 2021:

	Number of options	Weighted average exercise price
	Thousands	$
Balance, December 31, 2021	5,448	1.96
Granted	746	1.37
Exercised	(545)	0.15
Cancelled/Expired	(601)	2.98
Balance, September 30, 2022	5,048	1.95

Date of expiry	Options outstanding	Options exercisable	Exercise price	Grant date fair value vested	Remaining life in years
	Thousands	Thousands	$	Thousands of $
June 28, 2024	915	915	$0.15	$34	1.7
April 23, 2025	33	33	2.25	138	2.6
July 6, 2025	167	167	2.25	138	2.8
July 15, 2025	84	84	2.25	84	2.8
July 31, 2025	-	-	2.25	-	2.8
September 8, 2025	17	17	2.25	23	2.9
November 4, 2025	666	666	2.25	918	3.1
December 23, 2025	500	500	2.25	689	3.2
June 3, 2026	233	233	3.87	669	3.7
June 10, 2026	167	167	3.68	455	3.7
September 21, 2026	16	16	5.20	64	4.0
September 25, 2026	135	135	6.90	692	4.0
December 16, 2026	1,493	243	2.04	1,956	4.2
January 17, 2027	50	50	1.70	63	4.3
January 26, 2027	247	217	1.48	282	4.3
May 16, 2027	50	-	1.30	16	4.6
August 18, 2032	275	-	0.93	21	9.9
	5,048	3,443	1.95	6,242	3.7

Page 16

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

The fair value of stock options issued during the nine months ended September 30, 2022 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results:

Risk-free annual interest rate	2.15%
Current stock price	$1.34
Expected annualized volatility	100%
Expected life (years)	6.62
Expected annual dividend yield	0%
Exercise price	$1.37

The total expense related to the options granted in the nine months ended September 30, 2022 was $2.9 million (2021 - $0.5 million). This expense is included in the share based compensation line on the statement of comprehensive loss. Generally, the options granted in 2022 vest one year following the date of grant provided that the recipient is still employed or engaged by the Company.

A total of 600,830 stock options expired or were forfeited in the nine months ended September 30, 2022.

RESTRICTED STOCK AWARDS

Restricted stock is a grant of common shares which may not be sold or disposed of, and which is subject to such risks of forfeiture and other restrictions as the Committee, in its discretion, may impose. A participant granted restricted stock generally has all of the rights of a shareholder of the Corporation, unless otherwise determined by the Committee. Subject to certain exceptions, the vesting of restricted stock awards is subject to the holder’s continued employment or engagement through the applicable vesting date. Unvested restricted stock awards will be forfeited if the holder’s employment or engagement ceases during the vesting period and may, in certain circumstances, be accelerated. The Company values restricted stock awards based on the closing share price of the Company’s common shares as of the date of grant. The fair value of the restricted stock award is recorded as expense over the vesting period.

Information relating to restricted stock awards outstanding as at September 30, 2022 and December 31, 2021:

	Number of restricted stock awards	Weighted average grant date fair value
	Thousands	$
Balance, December 31, 2021	-	-
Granted	770	1.06
Vested	(20)	0.73
Balance, September 30, 2022	750	1.07

The total expense related to the restricted stock awards in the period ended September 30, 2022 was $0.1 million (2021 - nil). This expense is included in the share based compensation line on the statement of comprehensive loss. The Company issued 20,000 restricted stock awards that vested immediately on September 28, 2022. The remaining restricted stock awards issued in 2022 vest on July 5, 2023 provided if the award holder is still employed or engaged by the Company.

No restricted stock awards expired or were forfeited in the nine months ended September 30, 2022.

Page 17

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

14. WARRANTS

The following tables show warrants outstanding as at September 30, 2022:

	Number of warrants	Weighted average exercise price
	Thousands
Balance, December 31, 2021	8,746	$3.37
Exercised	(473)	0.49
Cancelled/Expired	(2,058)	3.00
Balance, September 30, 2022	6,215	$3.72

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years
	Thousands	$	Thousands of $
October 20, 2022	5	3.00	3	0.05
November 18, 2026	5,750	3.75	8,706	4.14
November 18, 2027	460	3.30	1,055	5.14
	6,215	3.72	9,764	4.21

15. PROVISIONS, COMMITMENTS AND CONTINGENCIES

Provisions

The Company’s current known provisions and contingent liabilities consist of termination benefits and legal disputes.

Thousands of United States dollars	Termination benefits	Legal disputes	Sales tax
Balance as at December 31, 2021	$352	$1,681	$-
Acquired through business combinations	-	-	982
Payments/Settlements	(352)	(1,681)	-
Additional provisions	-	-	616
Balance as at September 30, 2022	$-	$-	$1,598

The Sales tax provision relates to estimated amounts owed to certain jurisdictions in the Unites States for sales from the Company's JustCBD operations. The opening balance was acquired during the February 24, 2022 acquisition of JustCBD, with additional provision for estimated amounts due on sales subsequent to the acquisition. The ending balance is recorded within trade payables and accrued liabilities with current liabilities on the consolidated statement of financial position, and as a reduction of revenue on the statement of loss and comprehensive loss.

The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as at September 30, 2022.

On June 21, 2022, an action was brought against the Company in the Ontario Superior Court of Justice by Gerardo Andres Garcia Mendez claiming that the Company is obligated to issue 3.0 million (pre-one-for three reverse stock split) common shares to him for a purchase price of $0.05 per share. Mr. Mendez claims he is entitled to such shares as a result of alleged consulting services he performed in 2019. The Company disputes his claims and intends to vigorously defend against this action. The Company believes that an unfavorable settlement in this matter is remote, and, as such, has not accrued a liability as of September 30, 2022.

Page 18

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

In connection with the Company’s acquisition of JustCBD, the former owners of JustCBD agreed to fully indemnify the Company against any losses which may arise out of certain pre-existing litigation against JustCBD (including all matters disclosed below) as well as litigation which may be brought in the future against JustCBD and pertaining to the period prior to the acquisition. Since these matters are fully indemnified, the Company has not accrued any liability with respect to these claims. As of the date hereof, the following actions are pending against JustCBD:

In October, a full and complete settlement was reached in the matter of: Erin Gilbert et al. vs. Just CBD LLC, et al., Case No. 062019CA020275AXXXCE. The matter involved allegations that JustCBD and other named defendants sold a defective vape cartridge which was alleged to have caused Plaintiff, Erin Gilbert, to suffer personal injuries. The terms of the settlement are confidential, but the Company is not required to contribute financially or otherwise, to the settlement. No provision amount was previously recorded related to this matter.

William Braley vs. Just Brands USA, Inc., Just Brands FL, LLC, and SSGI Financial Services, Inc., Case No. 21-cv-06812, Northern District of Illinois. This matter involves allegations that the Defendants falsely and deceptively marketed cannabidiol infused gummies as not containing Tetrahydrocannabinol (“THC”). Plaintiff asserts he has suffered damages because after ingesting the gummies he failed an employment related drug test. JustCBD disputes these claims. At this time, JustCBD has filed a motion to dismiss the RICO portion of the complaint and answered and asserted affirmative defenses to the Consumer Protection claims.

Management contracts

The Company is party to certain management contracts. As at September 30, 2022, these contracts require payments totaling approximately $2.7 million to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments to certain individuals upon termination of approximately $1.9 million pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

16. INCOME TAXES

Income tax expense is recognized at an amount determined by multiplying the income (loss) before income taxes for the interim period for each significant jurisdiction by management’s best estimate of the annual income tax rate expected for the full fiscal year for each significant jurisdiction.

There was no current or deferred income tax expense recorded for the nine months ended September 30, 2022. The Company’s effective income tax rate of nil% for the nine months ended September 30, 2022 is different than the statutory rate primarily due to the nonrecognition of deferred tax assets related to net operating losses.

17. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive as the Company has a net loss for each period presented:

Thousands of securities	September 30, 2022	September 30, 2021
Stock options (Note 13)	5,048	4,459
Warrants (Note 14)	6,215	5,862
Restricted stock awards (Note 13)	750	-
JustCBD potential additional shares to settle contingent consideration (Note 8)	13,141	-
Total anti-dilutive	25,154	10,321

Subsequent to September 30, 2022, the Company granted a total of 966,414 Restricted Stock Awards and 1,060,203 Options under the 2022 Plan (Note 22).

Page 19

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

18. RELATED PARTY DISCLOSURES

Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of 6 to 24 months and change of control payments (Note 15). Key management personnel compensation is comprised of the following:

Thousands of United States dollars	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Directors’ and officers’ compensation	$1,124	$1,039
Share-based payments	365	2,238
	$1,489	$3,277

The Company defines key management personnel as those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, and was determined to be executive officers and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the Board of Directors of the Company having regard to the performance of individuals and market trends.

As at September 30, 2022, less than $0.1 million of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (December 31, 2021 – $0.1 million). These amounts are unsecured, non-interest bearing and due on demand.

19. FINANCIAL INSTRUMENTS AND RISK MANAGMENT

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Fair value

The Company’s financial instruments measured at amortized cost as at September 30, 2022 and December 31, 2021 consist of cash, restricted cash, trade and amounts receivable, loans receivable, trade payables and accrued liabilities, amounts payable to vendors on business combinations, contingent purchase consideration liabilities, lease liabilities, and debt and loans payable. The amounts reflected in the consolidated statements of financial position approximate fair value due to the short-term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and

Level 3 - inputs for the instruments are not based on any observable market data.

The Company’s long-term investments require significant unobservable inputs and as discussed at Note 7, are measured at FVPL and as a Level 3 fair value financial instrument within the fair value hierarchy as at September 30, 2022. As discussed in Note 8, the Company’s other long-term liabilities consist of the estimated fair value of contingent purchase consideration from the acquisition of JustCBD in February 2022. The amount is measured at FVPL as a Level 2 fair value financial instrument within the fair value hierarchy as at September 30, 2022. As valuations of investments for which market quotations are not readily available are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Such changes may have a significant impact on the Company’s financial condition or operating results.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade and other receivables, loans receivable and cash held with banks and other financial intermediaries.

Page 20

Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

The carrying amount of the cash, restricted cash, trade and amounts receivables and loan receivable represents the maximum credit exposure as presented in the statement of financial position.

The Company has assessed that there has been no significant increase in credit risk of the loans receivable from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to twelve months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans’ receivable and advances as at September 30, 2022 and December 31, 2021.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and an allowance for specific expected credit losses is recorded where required, in addition to an estimate of lifetime expected credit losses for the portfolio of accounts receivable. See credit risk analysis for trade receivables at Note 3.

The Company held cash and restricted cash of $5.9 million and $37.6 million as at September 30, 2022 and December 31, 2021, respectively, of which, $5.7 million and $37.4 million, respectively, was held with large financial institutions and national central banks. The remaining $0.2 million cash amounts for both periods are held with financial intermediaries in Colombia and the United States. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to twelve months of expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these cash and restricted cash balances as at September 30, 2022 and December 31, 2021.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at September 30, 2022, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	CAD	COP	GBP	EUR	CHF
Thousands of foreign currencies
Cash	607	1,946,446	41	98	-
Amounts receivable	4	11,605,203	253	-	-
Loans receivable	-	-	-	-	250
Trade payables	(216)	(5,526,589)	(23)	-	-
Accrued liabilities	(174)	(1,566,035)	(22)	-	-
Lease liability	-	(1,981,753)	(22)	-	-
Long term debt	-	(24,743)	-	-	-
Net carrying value	221	4,452,529	227	98	250

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Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

As at December 31, 2021, the Company had the following monetary assets and liabilities denominated in foreign currencies:

	CAD	COP	EUR	CHF
Thousands of foreign currencies
Cash	1,393	4,451,775	896	-
Amounts receivable	72	15,775,755	-	-
Loans receivable	-	-	-	250
Trade payables	(40)	(5,398,068)	-	-
Accrued liabilities	(589)	(2,120,869)	-	-
Lease liability	-	(1,690,797)	-	-
Long term debt	-	(72,963)	-	-
Net carrying value	836	10,944,833	896	250

Monetary assets and liabilities denominated in Canadian dollars, Colombian pesos, British pounds, Euros and Swiss Francs are subject to foreign currency risk. The Company has estimated that as at September 30, 2022, the effect of a 10% increase or decrease in Canadian dollars, Colombian pesos, British pounds, Euros and Swiss Francs (“CHF”) against the Unites States dollar on financial assets and liabilities would result in an increase or decrease of approximately $0.2 million (December 31, 2021 – $0.5 million) to net loss and comprehensive loss.

The Company calculates this sensitivity analysis based on the net financial assets denominated in each currency using the September 30, 2022 exchange rate, then changing the rate by 10%. Management determined 10% is a ‘reasonably possible’ change in foreign currency rates by considering the approximate change in rates in the prior twelve months.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Management considers concentration risk with counterparties considering the level of purchases and sales of its business segments (Note 21). Several of the Company’s business units purchase substantially all their inventory or materials from a single supplier.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities, loans payable and debt, and lease liabilities as presented on the statement of financial position. The Company had cash and restricted cash as presented on the statement of financial position. The Company has no available credit lines of facilities to draw borrowings from should additional liquidity be needed. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days. Some suppliers of materials and inventory require full prepayment from the Company prior to providing such goods to the Company. See schedule of future lease commitments at Note 11.

The Company’s long-term investments in equity of other entities are not publicly traded and there is not an active market to sell the investments for cash.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

20. CAPITAL MANAGEMENT

The Company considers the aggregate of its common shares, options, warrants and borrowings as capital. The Company’s capital management objective is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other shareholders.

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Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

For the nine months ended September 30, 2022, the Company had negative cash from operations and the main source of cash flow was generated from 2021 and prior financing activities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established by the Board of Directors. The Company may enter new financing arrangements to meet its objectives for managing capital until the Company’s operating cash flows are sufficient to cover its operational requirements. The Company’s capital management objectives were being met in 2022 primarily from the use of existing cash balances from 2021 and prior issuances of common shares and warrants and generating increasing revenue in 2022 from the Company’s reportable segments as presented in Note 21.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

The Company is not subject to any external capital requirements.

21. SEGMENTED INFORMATION

The Company is engaged in the growth, cultivation, and development of medicinal cannabis and medicinal cannabis derivative products through its Colombia Cosechemos subsidiary. The Company’s other businesses are run through its other Colombia and United States subsidiaries. Management has defined the reportable segments of the Company based on this internal business unit reporting, which is by major product line, and aggregates similar businesses into the Consumer Products segment below. The Corporate segment reflects balances and expenses that do not directly influence business unit operations and includes the Company’s long-term investments. The Corporate segment revenue includes the license of intellectual property.

The following tables show information regarding the Company’s segments for the three and nine months ended September 30, 2022 and September 30, 2021. The 2022 segments were updated to reflect the acquisitions of JustCBD and No Cap (Note 8) with High Roller Private Label LLC operations assigned to the Pharmaceuticals and nutraceuticals segment, and Just Brands LLC and No Cap assigned to the Consumer products segment.

Thousands of United States dollars	Cannabis growth and derivative production	Consumer products	Pharmaceuticals and nutraceuticals	Beverage and food	Corporate and Eliminations	Total
For the three months ended September 30, 2022
Revenue	$21	$9,934	$2,310	$339	$(1,839)	$10,765
Gross profit	163	4,028	800	(20)	-	4,971
Net (loss) income	(161)	(1,391)	(51)	(154)	(5,631)	(7,388)

For the nine months ended September 30, 2022
Revenue	$24	$23,537	$6,018	$591	$(4,488)	$25,682
Gross profit	210	8,332	2,896	79	-	11,517
Net (loss) income	(876)	(20,811)	266	(616)	(18,067)	(40,104)

For the three months ended September 30, 2021
Revenue	$-	$203	$669	$1,241	$(20)	$2,093
Gross profit	-	160	202	257	-	619
Net (loss) income	(264)	462	(208)	89	(3,710)	(3,631)

For the nine months ended September 30, 2021
Revenue	$-	$489	$2,298	$1,551	$(127)	$4,211
Gross profit	-	333	954	344	-	1,631
Net (loss) income	(692)	(395)	(158)	25	(7,549)	(8,769)

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Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30, 2021

(United States dollars, except shares and per share amounts)

Geographical information:

Thousands of United States dollars	Colombia	United States	Canada	United Kingdom	Total
Non-current assets at September 30, 2022	$4,840	$41,962	$983	$2,440	$50,225
Total liabilities at September 30, 2022	2,132	9,982	6,761	93	18,968

Non-current assets at December 31, 2021	$4,042	$29,650	$3,844	$-	$37,536
Total liabilities at December 31, 2021	2,359	3,106	3,073	-	8,538

Three months ended September 30, 2022
Net revenue	$1,039	$9,388	$-	$338	$10,765
Gross profit	287	4,491	-	193	4,971

Nine months ended September 30, 2022
Net revenue	$2,670	$22,275	$-	$737	$25,682
Gross profit	1,286	9,962	-	269	11,517

Three Months Ended September 30, 2021
Net revenue	$2,041	$52	$-	$-	$2,093
Gross profit	538	81	-	-	619

Nine Months Ended September 30, 2021
Net revenue	$4,110	$101	$-	$-	$4,211
Gross profit	1,547	84	-	-	1,631

In 2022, the Company did not have sales to a single customer exceeding 10% of its consolidated revenue.

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Flora Growth Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the nine months ended September 30, 2022 and September 30,2021

(United States dollars, except shares and per share amounts)

22. SUBSEQUENT EVENTS

ENTRY INTO AGREEMENT TO ACQUIRE FRANCHISE GLOBAL HEALTH

On October 21, 2022, the Company and Franchise Global Health Inc. (“FGH”) entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which the Company intends to acquire all the issued and outstanding common shares of FGH by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). As consideration for the acquisition of 100% of the issued and outstanding FGH common shares, at the completion of the Arrangement, the Company will issue between 36,515,060 and 43,525,951 of its common shares, based upon a formula set forth in the Arrangement Agreement. In accordance with the terms set forth in the Arrangement Agreement, upon the completion of the Arrangement, all of the Company’s common shares to be delivered to the former shareholders of FGH shall be restricted from being sold for a period of ninety (90) days following the completion of the Arrangement. In addition, Clifford Starke, the Chairman and Chief Executive Officer of FGH, shall have the right to name two designees to serve on the Company’s board of directors immediately following the closing of the Arrangement and Mr. Starke is currently expected to be one of such designees.

Completion of the Arrangement is subject to certain closing conditions customary for transactions of this nature including, among other things, approval of the Arrangement by the Supreme Court of British Columbia and the approval of at least 66 2/3% of the votes cast by shareholders of FGH at a meeting of FGH shareholders.

The Arrangement Agreement also provides for a termination fee of CAD $1.0 million to be paid by FGH to the Company if the Arrangement Agreement is terminated in certain specified circumstances. FGH and the Company have also agreed to a reciprocal expense reimbursement of CAD $0.3 million payable if the Arrangement Agreement is terminated in certain circumstances.

In addition, the Chairman and Chief Executive Officer of FGH, along with certain of his affiliated entities, have entered into a voting, support and indemnity agreement, pursuant to which, in addition to agreeing to vote their FGH Common Shares in favor of the Arrangement, they have agreed to indemnify the Company for certain potential liabilities of FGH and its subsidiaries for up to US $5.0 million.

OTHER

Subsequent to September 30, 2022, the Company granted a total of 966,414 Restricted Stock Awards and 1,060,203 Options under the 2022 Plan. Also, a total of 4,928 warrants expired.

Page 25